SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-31207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank Mutual Corporation 401(k) Plan

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank Mutual Corporation

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

Bank Mutual Corporation

401(k) Plan

Milwaukee, Wisconsin

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2003 and 2002

Bank Mutual Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Board of Trustees

Bank Mutual Corporation 401(k) Plan

Milwaukee, Wisconsin

We have audited the accompanying financial statements of Bank Mutual Corporation 401(k) Plan as of December 31, 2003 and 2002, and for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

May 26, 2004

Green Bay, Wisconsin

Bank Mutual Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments	$27,141,787	$18,186,536

Net assets available for benefits	$27,141,787	$18,186,536

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$8,612,427	$1,193,926
Interest and dividends	282,450	220,173

Total investment income	8,894,877	1,414,099

Contributions:
Participant	1,277,013	1,249,858
Employer	162,185	159,764
Rollover	36,185	78,397

Total contributions	1,475,383	1,488,019

Total additions	10,370,260	2,902,118

Deductions from net assets attributed to:
Benefits paid to participants	1,404,391	1,114,796
Investment advisory fees	10,618	4,319

Total deductions	1,415,009	1,119,115

Net additions	8,955,251	1,783,003
Net assets available for benefits at beginning	18,186,536	16,403,533

Net assets available for benefits at end	$27,141,787	$18,186,536

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description

The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, completed 1,000 hours of service, and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.

Employee Contributions

Participants may elect to contribute up to the maximum contribution allowable under IRS Code Sections 401(k), 404, and 415. Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant.

Employer Contributions

The Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No discretionary contributions were made in 2003 or 2002.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of mutual funds with a mix of common stocks and bonds. The Plan also allows participants to invest in common stock of the Corporation and bank certificates of deposit.

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Participants’ Accounts (Continued)

Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and plan earnings (based on participant’s investment election and account balance).

Vesting

All employee contributions are 100% vested immediately. Employer contributions made after December 31, 2001, are also 100% vested immediately. Employer contributions made prior to January 1, 2002, continue to vest under the vesting schedules in place prior to the plan merger completed December 31, 2001. Under the predecessor plans, Mutual Savings Bank’s employer contributions were 100% vested immediately and First Northern Savings Bank’s contributions vested at 25% after two years of service, 50% after three years of service, and 100% after four years of service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with rates ranging from 5.25% to 10.35%. Principal and interest is paid through level amortization with payments to be made not less frequently than quarterly through payroll deduction.

Expenses of the Plan

Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation. Investment advisory fees and minimal professional fees are paid by the Plan.

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Payment of Benefits

Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.

Plan Termination

The Corporation has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Note 2	Summary of Significant Accounting Policies

Method of Accounting

The accounting records of Bank Mutual Corporation 401(k) Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

Investment Valuation

Investments are stated at fair value. Investments in certificates of deposit are stated at cost, which approximates fair value. Mutual funds are carried at current value, which represents the quoted market values of the underlying investments. The fair value of Bank Mutual Corporation common stock is its quoted market price. Security transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Investment Valuation (Continued)

Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2003		2002
	Asset Fair Value	Percent of Net Assets	Asset Fair Value	Percent of Net Assets
Bank Mutual Certificate of
Deposit*	$1,046,819	3.9	$1,046,435	5.8
AIM Mid Cap Core Equity Fund	1,215,518	4.5	932,448	5.1
Dreyfus Appreciation Fund	1,920,950	7.1	1,688,816	9.3
Strong Small Cap Value Fund	2,316,094	8.5	1,650,370	9.1
Wells Fargo Large Company
Growth Fund*	1,470,927	5.4	1,085,659	6.0
Bank Mutual Corporation
Common Stock*	13,777,036	50.8	7,908,401	43.5

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 3	Investments (Continued)

During 2003 and 2002, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

	2003	2002
Mutual funds	$2,367,063	$(1,400,904)
Bank Mutual Corporation common stock*	6,245,364	2,594,830

Net appreciation	$8,612,427	$1,193,926

*	Represents party-in-interest

Note 4	Transactions With Parties-in-Interest

The Plan had the following transactions with Bank Mutual Corporation:

	2003	2002
Purchases of stock:
Number of shares	205,662	7,600
Value of shares on transaction dates	$2,282,187	$155,218

Sales of stock:
Number of shares	250,424	5,000
Value of shares on transaction dates	$3,377,419	$95,307

At December 31, 2003 and 2002, the Plan held 1,209,573 shares and 1,254,335 shares, respectively, of Bank Mutual Corporation common stock. On October 29, 2003, the Bank Mutual Corporation common stock split at a rate of 3.6686 to 1. The number of shares disclosed in this footnote as of December 31, 2003 and 2002, and purchases and sales during 2003 are split adjusted.

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Transactions With Parties-in-Interest (Continued)

Certain plan investments are shares of mutual funds managed by Wells Fargo Investments. Wells Fargo Retirement Plan Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $9,793 and $3,719 for the years ended December 31, 2003 and 2002, respectively.

Note 5	Tax-Exempt Status of Plan

The Plan was established pursuant to Section 401 of the Internal Revenue Code. Because the Plan was established under the Wells Fargo Bank, N.A. Prototype Non-Standardized Profit Sharing Plan, management believes the Plan is operating in accordance with the intended status. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Supplemental Schedule

Bank Mutual Corporation 401(k) Plan

Plan’s EIN #39-0491685 Plan #002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
Bank Mutual*	4.43%, due February 28, 2005 - Certificate of deposit	$	N/R	$1,046,819

Wells Fargo*	272,921.280 shares - Cash Investment Fund		N/R	273,092
	36,628.600 shares - Short-Term Investment Fund		N/R	36,674
	32,200.946 shares - Stable Return Fund		N/R	1,151,119
	13,791.120 shares - Diversified Bond Fund		N/R	358,707
	8,049.226 shares - ABN AMRO Chicago Capital Growth Fund		N/R	176,842
	45,152.987 shares - AIM Mid Cap Core Equity Fund		N/R	1,215,518
	65,220.901 shares - American Century Equity Income Fund		N/R	511,684
	51,721.870 shares - Dreyfus Appreciation Fund		N/R	1,920,950
	25,468.369 shares - Dreyfus Premier International Value Fund		N/R	420,992
	11,316.182 shares - Managers Special Equity Fund		N/R	888,207
	31,063.209 shares - MFS Value Fund		N/R	631,825
	84,129.823 shares - Strong Small Cap Value Fund		N/R	2,316,094
	32,492.304 shares - Large Company Growth Fund		N/R	1,470,927
	5,531.766 shares - Outlook 2010 Fund		N/R	66,602
	3,769.461 shares - Outlook 2020 Fund		N/R	48,060
	53,346.766 shares - Outlook 2030 Fund		N/R	705,244
	1,435.090 shares - Outlook 2040 Fund		N/R	20,235

Total Wells Fargo				12,212,772

Bank Mutual Corporation*	1,209,573.000 shares - Common stock		N/R	13,777,036

Participant Loans	5.25% to 10.35% notes maturing over the next five years		N/R	105,160

	Total assets (held at end of year)			$27,141,787

*	Party-in-interest

N/R - Cost information is not required for participant-directed investments.

See Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-49592) pertaining to the Bank Mutual Corporation 401(k) Plan of our report dated May 26, 2004, with respect to the financial statements and schedules of the Bank Mutual Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

/s/ Wipfli LLP

Wipfli LLP

June 24, 2004

Green Bay, Wisconsin

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION 401(K) PLAN

Date: June 25, 2004

/s/ MICHAEL T. CROWLEY, JR.
Michael T. Crowley, Jr., Trustee

/s/ EUGENE H. MAURER
Eugene H. Maurer, Trustee

/s/ RICK B. COLBERG
Rick B. Colberg, Trustee